AB 3/5

10029467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53383

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bozarth, Newton & Murphy Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

528 E Spokane Falls Blvd Ste 501
(No. and Street)

Spokane (City) WA (State) 99202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest P.S.
(Name – *if individual, state last, first, middle name*)

926 W Sprague Ave Ste 300 (Address) Spokane (City) WA (State) 99201 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ma 3/18

OATH OR AFFIRMATION

I, G. David Bozarth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bozarth, Newton & Murphy Securities, Inc., as of January 29, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTY L. MAPLES NOTARY PUBLIC COMMISSION EXPIRES 10-28-11 STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

February 25, 2010
Spokane, Washington

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS	2009	2008
Cash	**$ 19,337**	$ 75,641
CRD cash account	**235**	235
Commissions receivable	**792**	1,006
Deposit with clearing agent	**35,000**	35,000
Office equipment	**619**	1,192
	$ 55,983	$113,074

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	**$ 982**	$ 371
Business taxes payable	**77**	899
Related party payable	**1,167**	18,699
Note payable to stockholder	**16,245**	53,155
	18,471	73,124
Stockholders' equity:		
Common stock, $.10 par value:		
Authorized, 500 shares;		
Issued and outstanding, 500 shares	**50**	50
Additional paid-in capital	**19,950**	19,950
Retained earnings	**17,512**	19,950
	37,512	39,950
	$ 55,983	$113,074

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF OPERATIONS
for the years ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions, net of regulatory fees	**$296,402**	$356,022
Interest income	**34**	493
	296,436	356,515
Expenses:		
Office wages, payroll taxes and benefits	**214,819**	265,022
Advertising	**759**	999
Business taxes and licenses	**4,786**	6,002
Corporate insurance	**2,291**	2,104
Depreciation	**573**	1,369
Dues and subscriptions	**12,109**	11,681
Employee benefits	**20,948**	19,035
Miscellaneous	**712**	218
Office expense	**8,770**	7,149
Professional fees	**14,265**	9,433
Rent	**13,438**	13,552
Utilities	**2,308**	3,398
Interest	**3,096**	9,932
	298,874	349,894
Net income (loss)	**$ (2,438)**	$ 6,621

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2009 and 2008

	Common Stock				
	Number of Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances, January 1, 2008	500	$ 50	$ 19,950	$ 13,329	**$ 33,329**
Net income				6,621	**6,621**
Balances, December 31, 2008	500	50	19,950	19,950	**39,950**
Net loss				(2,438)	**(2,438)**
Balances, December 31, 2009	**500**	**$ 50**	**$ 19,950**	**$ 17,512**	**$ 37,512**

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ (2,438)	$ 6,621
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	573	1,369
Changes in assets and liabilities:		
Commissions receivable	214	10,112
Related party receivable		467
Accounts payable	611	
Business taxes payable	(822)	899
Related party payable	(17,532)	18,699
Net cash provided by (used in) operating activities	(19,394)	38,167
Cash flows from investing activities:		
Acquisition of equipment		(408)
Cash flows from financing activities:		
Stockholder note	(36,910)	30,077
Net increase (decrease) in cash	(56,304)	67,836
Cash at beginning of year	75,641	7,805
Cash at end of year	$ 19,337	$ 75,641
Supplemental disclosure of cash paid during the year for interest	$ 3,096	$ 115

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on April 4, 2001, to operate as a broker/dealer in investment securities. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, bank, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission revenue on mutual fund transactions is recorded on a trade date basis.

Office equipment is recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, under those provisions, the Company generally does not pay federal corporation income taxes and the individual stockholders report their pro-rata share of the Company's income and deductions on their individual federal income tax returns.

Continued

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by FINRA. There is no minimum balance required in this reserve account. At December 31, 2009 and 2008, the balance was $235.

3. Office Equipment:

Office equipment as of December 31, 2009 and 2008 is summarized as follows:

	2009	2008
Office equipment	**$ 7,104**	$ 7,104
Less accumulated depreciation	**6,485**	5,912
	$ 619	$ 1,192

3. Note Payable:

Effective December 31, 2001, Bozarth, Newton & Murphy Securities, Inc. entered into a note agreement with a 75% stockholder. Principal and interest at 7% are due 90 days after demand. The balance as of December 31, 2009 and 2008, including accrued interest, was $16,245 and $53,155, respectively. As of February 25, 2010, no demand had been made on the remaining balance.

Continued

4. Commitments:

The Company leases facilities and office space for $2,404 per month under a lease expiring in November 2010. The lease and rental payments are joint with Bozarth Investment Management, which is owned by a 75% stockholder of the Company, and Murphy Investment Management, L.L.C., which is owned by a 25% stockholder of the Company. Management estimates rent expense will be allocated at 25% to Bozarth Investment Management, 25% Bozarth, Newton & Murphy Securities, Inc., and 50% Murphy Investment Management, L.L.C. Rent expense for the years ended December 31, 2009 and 2008 was $13,438 and $13,552, respectively. Future minimum payments under the agreement at December 31, 2009, are $6,611.

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $36,658 and $38,523 at December 31, 2009 and 2008, respectively. The Company's net capital ratio was .5 to 1 and 1.90 to 1 at December 31, 2009 and 2008, respectively.

6. Related Party Transactions:

Bozarth, Newton & Murphy Securities, Inc. has had transactions in the normal course of business with Bozarth Investment Management, Inc., which is owned by a 75% stockholder of Bozarth, Newton & Murphy Securities, Inc. At December 31, 2009 and 2008, the Company owed Bozarth Investment Management $1,167 and $18,699, respectively.

Beginning November 2009, the Company has had transactions in the normal course of business with Murphy Investment Management, L.L.C., which is owned by a 25% stockholder of Bozarth, Newton & Murphy Securities, Inc. Murphy Investment Management, L.L.C. will be paying 50% of the office rent and overhead expense until the lease expires in November 2010.

Continued

7. Equity:

On September 28, 2009, the 51% stockholder purchased the shares of common stock of the 24% stockholder to own 75% of the stock. In connection with the purchase, the former stockholder terminated his employment and resigned his position of secretary/treasurer of the Company.

8. Federal Income Taxes:

The Stockholders' of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code effective April 4, 2001. Under the Subchapter S provisions, the Company generally does not pay federal or state corporation income taxes and the individual stockholders report their pro-rata share of the Company's income and deductions on their individual tax returns. The Company may make distributions to its stockholders for their personal income tax obligations.

As of December 31, 2009, the tax years that remain subject to examination by the Internal Revenue Service are 2006 through 2009.

9. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 25, 2010, the day the financial statements were issued, and has determined there are no subsequent events that require disclosure.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Bozarth, Newton & Murphy Securities, Inc. as of and for the year ended December 31, 2009, and have issued our report dated February 25, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen, & Secrest, P.S.

February 25, 2010
Spokane, Washington

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Net capital:		
Stockholders' equity:		
Common stock	$ 50	
Additional paid-in capital	19,950	
Retained earnings	17,512	
Total stockholders' equity		**$ 37,512**
Deductions:		
Non-allowable assets		
Equipment, net of accumulated depreciation	619	
CRD cash account	235	
		854
Net capital		**36,658**
Minimum net capital required		**5,000**
Excess net capital		**$ 31,658**
Aggregate indebtedness:		
Accounts payable	$ 982	
Business taxes payable	77	
Related party payable	1,167	
Note payable to stockholder	16,245	
Total aggregate indebtedness		**$ 18,471**
Ratio of aggregate indebtedness to net capital		**.5 to 1**

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Bozarth, Newton & Murphy Securities, Inc. is exempt from Rule 15c3-3.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2009

Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	**$ 14,476**
Audit adjustments:	
Increase in note payable to stockholder	**3,040**
Decrease in related party payable	**1,167**
Increase in accounts payable	**611**
Decrease in business taxes payable	**(822)**
Rounding difference	**(1)**
Aggregate indebtedness as computed on page 11	**$ 18,471**
Net capital:	
Net capital as reported on FOCUS REPORT	**$ 38,584**
Audit adjustments:	
Increase in commissions earned	**1,325**
Decrease in business taxes payable	**(822)**
Increase in accounts payable	**611**
Increase in note payable to shareholder	**(3,040)**
Net capital as computed on page 11	**$ 36,658**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements Bozarth, Newton & Murphy Securities, Inc. as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

Continued

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 25, 2010
Spokane, Washington

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

FINANCIAL STATEMENTS
for the years ended
December 31, 2009 and 2008